

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 8, 2009

Via U.S. mail and facsimile (717) 849-4756

William R. Jellison
Senior Vice President and CFO
DENTSPLY International Inc.
221 W. Philadelphia Street
York, Pennsylvania 17405-0872

> **Re: DENTSPLY International Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 20, 2008**
> **File No. 000-16211**

Dear Mr. Jellison:

We have reviewed your response dated May 6, 2009 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

Determination of Annual Awards, page 14

1.   We note that you have not disclosed the specific "operating business objectives" as set forth in the first full paragraph on page 15 in reliance on Instruction 4 to Item 402(b). We further note your statement that revealing such information

"would be competitively harmful…as that would enable competitors to identify what the financial targets and business strategies are for specific operating businesses." Applying the established standards for what constitutes confidential commercial or financial information, and addressing the issue of whether the operating business objectives are material in the context of your executive compensation policies or decisions, please provide us with a detailed analysis supporting your conclusion that the information is not required to be disclosed. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

*   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly expedite our review.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3800 if you have any other questions.

Sincerely,

Peggy Fisher
Assistant Director